                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 17)


                                Tab Products Co.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   873197 10 7
                                 (CUSIP Number)


                             Edward E. Steiner, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 14th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6468
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

---------------------------                          ---------------------------
CUSIP No. 873197107                                    Page 2 of 16 Pages
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Phillip Ean Cohen
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Australia

--------------------------------------------------------------------------------
         NUMBER OF        7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY            338,900
         OWNED BY        -------------------------------------------------------
           EACH          8      SHARED VOTING POWER
         REPORTING
        PERSON WITH             -0-
                         -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               338,900
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     338,900 - See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*    [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------           ----------------------------------
CUSIP No. 873197107                           Page 3 of 16 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)       [_]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Ohio

--------------------------------------------------------------------------------
         NUMBER OF            7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 338,900
         OWNED BY            ---------------------------------------------------
           EACH               8     SHARED VOTING POWER
         REPORTING
        PERSON WITH                 -0-
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    338,900
                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           338,900 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------           ----------------------------------
CUSIP No. 873197107                           Page 4 of 16 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corporation
          13-3526420
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)       [_]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
         NUMBER OF            7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 338,900
         OWNED BY            ---------------------------------------------------
           EACH               8     SHARED VOTING POWER
         REPORTING
        PERSON WITH                 -0-
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    338,900
                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 873197107                                      Page 5 of 16 Pages
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HS Morgan Limited Partnership
     13-3526423
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)   [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY            338,900
    OWNED BY         -----------------------------------------------------------
      EACH           8    SHARED VOTING POWER
    REPORTING
   PERSON WITH            -0-
                     -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          338,900
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     338,900 - See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 873197107                                      Page 6 of 16 Pages
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thaddeus S. Jaroszewicz
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY            100
     OWNED BY         ----------------------------------------------------------
       EACH           8    SHARED VOTING POWER
     REPORTING
    PERSON WITH            -0-
                      ----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           100

                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      100 - See Item 5

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 873197107                                      Page 7 of 16 Pages
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Watkins C. Johnston
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY            1,000
    OWNED BY         -----------------------------------------------------------
      EACH           8    SHARED VOTING POWER
    REPORTING
   PERSON WITH            -0-
                     -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          1,000
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000 - See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 873197107                                      Page 8 of 16 Pages
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark J. Dessy
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY            5,000
    OWNED BY         -----------------------------------------------------------
      EACH           8    SHARED VOTING POWER
    REPORTING
   PERSON WITH            -0-
                     -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          5,000
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000 - See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                            -------------------------
CUSIP No. 873197107                                      Page 9 of 16 Pages
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MS TP Limited Partnership
      35-2162082
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC - See Item 3
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)    [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY          338,900
         OWNED BY       --------------------------------------------------------
           EACH          8   SHARED VOTING POWER
         REPORTING
        PERSON WITH
                              -0-
                        --------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                             338,900
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      338,900 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*          [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 873197107                                        Page 10 of 16 Pages
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MSTP, LLC
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b)
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC - See Item 3
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)    [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
         NUMBER OF      7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY          338,900
         OWNED BY       --------------------------------------------------------
           EACH         8    SHARED VOTING POWER
         REPORTING
        PERSON WITH
                             -0-
                        --------------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             338,900
--------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      338,900 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*         [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 873197107                                 Page 11 of 16 Pages
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     T Acquisition Co.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)    [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
         NUMBER OF        7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY            338,900
         OWNED BY       --------------------------------------------------------
           EACH           8    SHARED VOTING POWER
         REPORTING
        PERSON WITH            -0-
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               338,900
                        --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     338,900 - See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*    [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 873197107                                 Page 12 of 16 Pages
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     T Acquisition L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
                                                                    (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)   [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY          338,900
         OWNED BY       --------------------------------------------------------
           EACH          8   SHARED VOTING POWER
         REPORTING
        PERSON WITH          -0-
                        --------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                             338,900
                        --------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     338,900 - See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*    [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 17 to Schedule 13D amends Items 2, 4, 6 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment Nos. 1-16 by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz ("Mr. Jaroszewicz"), HS Morgan Corporation, a Delaware corporation ("HS Morgan"), Watkins C. Johnston ("Mr. Johnston"), Mark
J. Dessy ("Mr. Dessy"), and MS TP Limited Partnership, a Delaware limited partnership ("MS TP") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation") and adds as Filers MSTP, LLC, T Acquisition Co., and T Acquisition L.P.

Item 2. Identity and Background.

MSTP, LLC

(a)    MSTP, LLC.

(b) Morgan Schiff & Co., Inc., 350 Park Avenue, Eighth Floor, New York, New York 10022.

(c) MSTP, LLC is the general partner of MS TP and T Acquisition L.P. All of the membership units of MSTP, LLC are owned by Mr. Cohen.

(d) MSTP, LLC during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in MSTP, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)    Delaware limited liability company.

T Acquisition Co.

(a)    T Acquisition Co.

(b) c/o Morgan Schiff & Co., Inc., 350 Park Avenue, Eighth Floor, New York, New York 10022.

(c) T Acquisition Co. is a wholly owned subsidiary of T Acquisition L.P. T Acquisition Co. has been formed as a transitory subsidiary to merge into the Corporation.

(d) T Acquisition Co. during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in T Acquisition Co. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)    Delaware corporation.

T Acquisition L.P.

(a)    T Acquisition L.P.

(b) c/o Morgan Schiff & Co., Inc., 350 Park Avenue, Eighth Floor, New York, New York 10022.

(c) T Acquisition L.P. was formed for the purpose of acquiring all of the outstanding shares of the Corporation not owned by T Acquisition L.P., T Acquisition Co. or any of their affiliates. T Acquisition L.P. Limited partners are MS TP and HSMLP and general partner MSTP, LLC.

(d) T Acquisition L.P. during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in T Acquisition L.P. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)    Delaware limited partnership

Item 4. Purpose of Transaction.

       On July 29, 2002 the Corporation entered into a Merger Agreement (the "Merger Agreement") with T Acquisition L.P. and T Acquisition Co., pursuant to which T Acquisition Co. will merge with and into the Corporation, with the Corporation being the surviving entity (the "Merger") upon the terms and subject to the conditions in the Merger Agreement. The Merger Agreement contemplates the adoption of an amended Certificate of Incorporation and amended Bylaws for the Corporation, each of which is an exhibit to the Merger Agreement filed herewith.
Item 6 below is hereby incorporated by reference into Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 4 above is hereby incorporated by reference into Item 6.

       The Merger Agreement contemplates that the Corporation's public shareholders will receive $5.85 in cash per share of Common Stock. The previously disclosed May 9, 2002 offer by Workstream Inc., the parent company of Hamilton Sorter, of $7.00 per share (consisting of $6.00 in cash and a $1.00 note to be issued by the surviving entity) was revised and adjusted as a result of further due diligence, negotiations and general economic and financial market conditions. The Merger is conditioned upon, among other things, approval by holders of the majority of the Common Stock, and the receipt of certain third party consents. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

       Voting agreements ("Voting Agreements") were executed by the following directors of the Corporation with respect to shares of Common Stock owned by such directors and their affiliates: Warren G. Lichtenstein; David W. Wright; Hans A. Wolf (the Corporation's Chairman of the Board); Jerry K. Myers; Jeffrey
A. Heimbuck; Kathryn S. Hanson; and Gary W. Ampulski (the Corporation's Chief Executive Officer). The shares of Common Stock that are subject to the Voting Agreements represent approximately 18% of the Corporation's outstanding shares. The form of the Voting Agreement, which, subject to the terms and conditions thereof, provides that these shareholders agree to vote their shares in favor of the Merger, is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

1.     Merger Agreement.

2.     Form of Voting Agreement.

Dated: July 31, 2002

                                      __________________________________________
                                      *Phillip Ean Cohen


                                      /s/ Thaddeus S. Jaroszewicz
                                      ------------------------------------------
                                      Thaddeus S. Jaroszewicz


                                      __________________________________________
                                      *Watkins C. Johnston


                                      __________________________________________
                                      *Mark J. Dessy


                                      HAMILTON SORTER CO., INC.,
                                      an Ohio corporation


                                      By:     /s/ Thaddeus S. Jaroszewicz
                                         ---------------------------------------
                                      Title:  Chief Executive Officer
                                            ------------------------------------


                                      HS MORGAN LIMITED PARTNERSHIP,
                                      a Delaware limited partnership.

                                      By: HS MORGAN CORPORATION,
                                      the General Partner

                                      By:  /s/ Thaddeus S. Jaroszewicz
                                         ---------------------------------------
                                      Its:  President
                                          --------------------------------------

                                      HS MORGAN CORPORATION,
                                      a Delaware corporation


                                      By:  /s/ Thaddeus S. Jaroszewicz
                                         ---------------------------------------
                                      Its: President
                                          --------------------------------------

                                        MS TP LIMITED PARTNERSHIP,
                                        a Delaware limited partnership


                                        By:  MSTP, LLC, the General Partner


                                        By:  /s/ Thaddeus S. Jaroszewicz
                                             -----------------------------------
                                        Its: President
                                             -----------------------------------


                                        MSTP, LLC

                                        By:  /s/ Thaddeus S. Jaroszewicz
                                             -----------------------------------
                                        Its: President
                                             -----------------------------------


                                        T ACQUISITION CO.

                                        By:  /s/ Thaddeus S. Jaroszewicz
                                             -----------------------------------
                                        Its: President
                                             -----------------------------------


                                        T ACQUISITION L.P.

                                        By:  MSTP, LLC, Its General Partner

                                        By:  /s/ Thaddeus S. Jaroszewicz
                                             -----------------------------------
                                        Its: President
                                             -----------------------------------


                                        *By: /s/ Thaddeus S. Jaroszewicz
                                             -----------------------------------
                                                  Thaddeus S. Jaroszewicz
                                                  Attorney-in-Fact